Filed by Danaher Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
                           Commission File No.: 1-1175
                           Subject Company:  Cooper Industries, Inc.

                           Date:  September 26, 2001

The following press release was issued by Danaher Corporation on September 26, 2001:

WASHINGTON, Sept. 26 -- Danaher Corporation (NYSE: DHR) today announced that it has signed a confidentiality agreement with Cooper Industries (NYSE: CBE) and expects to commence due diligence shortly.

Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components.

                           FORWARD LOOKING STATEMENTS

The above press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these so-called "forward-looking statements" by words such as "would," "will," "expects," "plans," "believes" or words of similar tenor. These forward-looking statements are based on management's good faith expectations and beliefs concerning future developments, but you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Danaher. Factors that could cause actual results to differ materially include the following: (1) the businesses of Danaher and Cooper may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or may not be realized within the expected time frame; (3) Cooper may not be able to meet Danaher's expectations and revenues following the transaction may be lower than expected; (4) operating costs and business disruption, including difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; and (6) other risks described from time to time in Danaher's periodic reports filed with the Securities and Exchange Commission. Danaher disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

/CONTACT: Patrick Allender, Chief Financial Officer of Danaher Corporation, +1-202-828-0850; or George Sard, Anna Cordasco or Dan Gagnier, all of Citigate Sard Verbinnen, +1-212-687-8080/

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                             ADDITIONAL INFORMATION

On August 3, 2001, Danaher filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the SEC for solicitation of proxies from the shareholders of Cooper in connection with Cooper's special meeting which was scheduled to take place on August 30, 2001 and which was subsequently cancelled. In addition, Danaher may file a proxy statement/prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read the Preliminary Proxy Statement and any other documents filed by Danaher with the SEC, if and when they become available. The Preliminary Proxy Statement contains, and any additional documents filed with the SEC by Danaher, would contain, important information. Investors and security holders can obtain a free copy of such documents, if and when they become available, at the SEC's internet site (http://www.sec.gov) or directly from Danaher by making a request to: Danaher corporation, 2099 Pennsylvania Avenue, NW, 12th floor, Washington, D.C. 20006-1813, Attention: Corporate Secretary. Danaher, its executive officers and directors and certain other Danaher advisors may be deemed to be "participants" in Danaher's solicitation of proxies from Cooper's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in Danaher's Preliminary Proxy Statement.